Exhibit 14.1

NEWGENIVF LIMITED

CODE OF CONDUCT

I.	Introduction

This Code of Conduct (the “Code”) is intended to assist each of us in our efforts to maintain and enhance NewGenIvf’s reputation for integrity, excellence and best practices, to achieve our mission to provide members a healthy, timely and supported fertility journey, and to follow our corporate values. It provides guidance on the ethical and legal principles to which all NewGenIvf employees, officers and directors are required to adhere. The Code also provides examples that may apply to your job duties but does not attempt to address every possible scenario. In short, the Code sets forth the framework of NewGenIvf’s fundamental principles. Nothing in this Code alters the at-will nature of your employment or other engagement with NewGenIvf. Resources are described within this Code that are also available to assist you.

The Code applies to all categories of employees, officers and directors of NewGenIvf, as well as outside labor, including independent contractors and consultants (together with our employees, officers and directors referred to as “personnel”). We also expect that our distributors, agents, suppliers and vendors (collectively “agents”) adhere to the standards set forth in our Code when acting on our behalf or with our staff. Violation of the Code will not be tolerated and will result in disciplinary action, up to and including termination of employment or engagement with NewGenIvf. If you suspect any incidence of non-compliance with this Code, you are required to report it promptly. Information with regard to reporting any suspected non-compliance can be found in the section titled “Asking Questions and Raising Concerns.”

A.	NewGenIvf Vision, Mission and Values

We are redefining fertility and family building benefits through a comprehensive fertility solution that simultaneously delivers value to employers, patients and physicians. Our Vision is to ensure anyone can have a child. Our Mission to make any member’s dream of parenthood come true through a healthy, timely and supported fertility and family blinding journey. We are united around our mission and committed to our shared values of Passion, Collaboration, Innovation, Integrity and Growth.

B.	Know What is Expected of You

Become familiar with this Code and the related NewGenIvf policies and procedures, including but not limited to our Employee Handbook, to be better equipped to recognize and handle ethical dilemmas. It is important to ask questions or raise issues if you experience a situation that might have ethical implications, including situations that are not specifically addressed in this Code. Talk to your manager, Human Resources, a member of the Executive Team (e.g. executive officers and SVP HR), the General Counsel, Compliance Officer and/or representatives at the Compliance Hotline when you need advice, you are unsure of the proper course of action, you believe someone has violated applicable law or NewGenIvf policy, or if you may have been involved in misconduct.

Communications made through the Compliance Hotline can be handled anonymously. NewGenIvf will not retaliate against any personnel for good faith reporting of ethical concerns or cooperating in a company investigation.

Directors, officers, managers and other supervisors are expected to develop in personnel a sense of commitment to the spirit, as well as the letter, of this Code. Managers are also expected to ensure that our agents are aware of and act in accordance with the Code’s standards, as applicable. The compliance environment within each manager’s assigned area of responsibility will be an important factor in evaluating the quality of that individual’s performance. In addition, any employee who makes an exemplary effort to implement and uphold our legal and ethical standards will be recognized for that effort in his or her performance review.

C.	Legal Compliance Generally

Obeying the law, both in letter and in spirit, is the foundation of this Code. Our success depends upon each of us operating within legal guidelines and cooperating with all applicable state, local and national authorities. We expect employees to understand the legal and regulatory requirements applicable to their business units and areas of responsibility. Some of those legal and regulatory requirements are described in more detail throughout this Code. If you have a question in the area of legal compliance, it is important that you not hesitate to seek answers from the Legal team, including the General Counsel and Compliance Officer.

Disregarding the law will not be tolerated. Violation of domestic or foreign laws, rules and regulations may subject an individual, as well as NewGenIvf, to civil and/or criminal penalties. You should be aware that conduct and records, including emails, are subject to internal and external audits and to discovery by third parties in the event of a government investigation or civil litigation. It is in everyone’s best interests to know and comply with our legal obligations. All communications and emails should be written as if they could be viewed by an external third party.

II.	Our Relationship with Each Other

At NewGenIvf, we recognize our people as our most important asset. As such, we work to recruit and retain talented individuals with competitive compensation, growth opportunities, and we administer all employment practices fairly and lawfully. We value diversity and are fundamentally opposed to bias. We strive to ensure equal opportunity and a friendly, fulfilling work environment free of discrimination and harassment.

Many of our employment policies and procedures are contained in our Employee Handbook.

Employees are expected to be familiar with and abide by the policies described in our Handbook. In particular, our Handbook contains policies regarding non-discrimination and anti-harassment, including sexual harassment, and a complaint procedure for addressing conduct that may violate those policies. The Handbook also describes NewGenIvf’s expectations around employee performance and use of our company assets. Below is a summary of some of those policies.

A.	Non-Discrimination

At NewGenIvf, we embrace diversity because we believe that it generates creativity, innovation and energy. Embracing diversity means, among other things, that we respect the rights of our colleagues to constructively voice dissent or disagree. NewGenIvf provides equal opportunity to all employees and applicants through recruitment, hiring, employment, and employment- related decisions (including, but not limited to, the hiring process, termination, assignments, transfers, promotions, compensation, and/or bonuses). We treat each individual fairly and with respect. Recruitment, selection, training, promotion, and merit-based compensation are based on the individual’s experience, job performance and other work-related criteria. Employment opportunities are provided without regard to characteristics such as race, color, ethnicity, religion, creed, age, sex, national origin, gender identity or expression, sexual orientation, disability, marital status, veteran or military status, genetics or citizenship status, the presence of a mental or physical disability, or other characteristics protected by applicable law.

B.	Harassment

At NewGenIvf, we foster an environment that is trusting and respectful, and free of any type of physical or verbal harassment or offensive conduct, including without limitation threats of violence and/or physical abuse. Such harassment interferes with our work environment and productivity of our personnel and seeks to diminish our valued personnel. NewGenIvf does not tolerate physical or verbal harassment based on race, color, religion, creed, age, sex, national origin, gender identity or expression, sexual orientation, disability, marital status, veteran or military status, genetics or citizenship status, the presence of a mental or physical disability, or any other legally protected status. Generally, harassment occurs when someone is subjected to inferior terms, conditions or privileges of employment because of such person’s protected status. Harassment includes, but is not limited to: actions or statements that have the purpose or effect of creating an intimidating, hostile or offensive working environment; actions or statements that denigrate or show hostility or aversion toward an individual because of the individual’s personal or innate characteristics; and/or actions that have the purpose or effect of unreasonably interfering with an individual’s work performance or employment opportunities.

NewGenIvf prohibits any form of sexual harassment between or among co-workers, supervisors, managers, subordinates, vendors, guests to NewGenIvf facilities, clients, and persons doing business with NewGenIvf. Sexual harassment is any unwelcome sexual advance, request for sexual favors, or other verbal, physical or written conduct of a sexual nature when submission to such conduct is made either explicitly or implicitly a term or condition of employment; submission to or rejection of such conduct is used as the basis for employment decisions; or when such conduct has the purpose or effect of unreasonably interfering with work performance or creates an intimidating, hostile or offensive work environment. If you feel you have been harassed, inform the offender that his or her statements and/or actions are unwelcome, if you feel comfortable and safe doing so. If this approach is not appropriate or tenable or if it fails to correct the problem, discuss the matter with your manager, Human Resources or the additional resources outlined in the Handbook or this Code.

C.	Substance Abuse

The use of alcohol or illegal drugs can affect your productivity and efficiency and harm the reputation of NewGenIvf and our workforce. Thus, for your safety and the safety of others, NewGenIvf prohibits you from performing your work under the influence of alcohol, illegal drugs, and/or the improper use of legal prescription drugs. Further, NewGenIvf prohibits the consumption or possession of illegal drugs while on NewGenIvf premises or while performing your job function. Similarly, NewGenIvf prohibits the consumption of alcohol while performing your job function. Additionally, NewGenIvf prohibits the consumption or possession of alcohol while on NewGenIvf premises, except when alcohol is made available at officially sanctioned NewGenIvf functions and as may be available on-site for NewGenIvf events.

D.	Safety

We are committed to providing a safe and healthy working environment for our personnel and visitors through the adherence to applicable health and safety laws. NewGenIvf seeks to ensure that the NewGenIvf workplace remains healthy and safe for individuals as standards evolve, and also seeks to select vendors and business partners that are similarly committed to health and safety. If you are aware of any conditions or practices in the workplace that pose a threat to health or safety of individuals, including but not limited to injuries or illnesses in the workplace and unsafe working conditions, you are responsible for reporting your concerns to your manager or the Human Resources Department, the Compliance Officer or the General Counsel immediately.

E.	Employee Growth and Development

Consistent with one of our key values, Growth, we are committed to providing employees with growth and development opportunities. An important part of this commitment is ensuring that you provide and receive timely and honest feedback about your work product. You will also receive feedback as part of our annual performance review process. If you ever have a question about what is expected of you, you should discuss it with your manager or Human Resources.

F.	Employee Privacy

We respect and protect the confidentiality of the personal information of prospective, current and former employees. NewGenIvf collects and retains personal information needed to support such functions as benefits, compensation and payroll, as well as other purposes as required by law. We will use employee personal information only for legitimate purposes such as conducting business and administering benefits, as permitted by law. Further, NewGenIvf has adopted safeguards to ensure the security of all employee personal information maintained. If you have questions about your information, talk to your manager or Human Resources.

III.	Our Relationship with Members, Healthcare Professionals and Third Parties

NewGenIvf is committed to respecting the members who utilize our services and solutions and maintaining long-term and fully compliant business relationships with our clients. Our relationships include members, healthcare professionals (“HCPs”) and other third parties. Every interaction we have with members, HCPs and clients is an opportunity to strengthen those relationships by demonstrating honesty and integrity. NewGenIvf strives to maintain high ethical standards and comply with applicable laws and regulations while participating in such interactions. Remember, one of our core values is Integrity, and it should guide all of your interactions with our key constituents.

A.	Our Commitment to Quality

At NewGenIvf we are dedicated to advancing patient quality of care through innovative solutions for reproductive health that seek to improve certain clinical outcomes. We will achieve this through:

●	Seeking to meet or exceed our client’s and member’s expectations;

●	Continuously implementing quality improvements that deliver compliant and sustainable solutions and processes;

●	Consistently doing the right thing through leadership, teamwork and alignment with business objectives; and

●	Complying with applicable regulatory requirements and maintaining the effectiveness of our quality management system.

B.	Member Data Privacy and Security

Through the course of conducting our business, NewGenIvf personnel may be exposed to members’ Personal Health Information (PHI) on a need-to-know basis. These members and their HCPs expect that we will treat such information in a confidential and responsible manner and in accordance with applicable laws and regulations, and meeting these expectations is critically important to NewGenIvf’s mission. We may receive PHI through the provision of NewGenIvf services and programs, and we may also receive information about members’ experiences with our services and solutions through product development, technical support and social media. We must treat such information respectfully and confidentially, in accordance with applicable laws, including HIPAA and state privacy laws. All NewGenIvf personnel are expected to comply with all NewGenIvf policies and procedures regarding protecting the privacy and security of PHI. Generally, NewGenIvf personnel must only access, use or disclose such information as needed for legitimate job functions.

If you know or believe that PHI may have been used or disclosed inappropriately, whether verbally, in email, social media or hard copy, contact the Compliance Officer or General Counsel immediately.

C.	Interactions with Healthcare Professionals (HCPs)

The FCPA and/or other laws prohibit the provision or acceptance of money or things of value for corrupt or improper purposes. A violation of this prohibition is likely in instances where personal benefits are given or accepted in the course of negotiation or tender bid. However, reasonably priced gifts, meals, entertainment, travel, and other benefits provided for non-corrupt business promotion or goodwill purposes may be permissible under the FCPA and other anti-corruption laws in certain cases. You must obtain the approval of the Company’s Compliance Officer prior to providing gifts, meals, travel benefits, and other hospitalities to employees, officials, or agents of any government, political party, state-owned entity, or public international organization. No NewGenIvf representative shall in any way interfere with an HCP’s exercise of his or her medical judgment. With respect to others with whom we do business, including other clients, please refer to the Gift Policy.

Reasonable and occasional meals may be provided to HCPs provided that they are provided in the course of a bona fide business relationship, accompanied with an educational or business event, permitted by applicable law, consistent with NewGenIvf policies, not likely to be perceived as an improper inducement and not embarrassing to NewGenIvf, should it receive public scrutiny.

Entertainment with HCPs, such as attending sporting events or theater productions, is strictly prohibited.

HCPs may also provide important services to NewGenIvf. For example, they may provide clinical input into solutions and services, participate in our network of fertility specialists, and help us educate other HCPs on the use of our solutions.

All of our interactions with HCPs are subject to close government scrutiny. All contracting with HCPs shall be done for bona fide business purposes, and compensation may only be provided at fair market value. Additionally, we will not contract with nor conduct business with any HCP who has been debarred or excluded under any governmental health program or who is not appropriately licensed to practice medicine.

All items of value, payments, and business courtesies, including meals must comply with NewGenIvf policies that govern interactions with HCPs. NewGenIvf is also subject to laws that require reporting of certain payments or transfers of value to an HCP. Refer to the NewGenIvf’s Anticorruption policy regarding interactions with HCPs for more details.

D.	Healthcare Laws and Regulatory Requirements

NewGenIvf is subject to a wide variety of healthcare laws and regulatory requirements designed to protect members and ensure quality of healthcare. NewGenIvf is committed to abiding by all such laws and regulations that apply to our solutions, services, and programs. Certain states and localities have enacted more stringent laws with respect to the healthcare industry; NewGenIvf personnel are responsible for being aware of and compliant with all laws and regulations that govern the jurisdictions in which they represent the company.

E.	Promoting and Supporting our Solutions, Services and Programs

Respecting the relationship between members and their HCPs, and ensuring that NewGenIvf maintains its reputation for integrity among its employer clients means that we promote our solutions, services, and programs in a truthful, fair and non-misleading manner and in accordance with applicable law. All marketing and promotional materials shall be truthful, balanced, and adequately supported by data and relevant experience. All materials created for use in promoting our solutions, services and programs must be reviewed and approved in accordance with NewGenIvf policies and procedures prior to their use or dissemination. Once NewGenIvf sales personnel receive promotional materials for dissemination that have been approved for use, those materials may not be modified in any way.

Our goal is to provide unsurpassed education and support for our solutions. To that end, we will provide our customers, our members and our HCPs with educational support on our solutions. We will also provide ongoing technical support for members and HCPs using our services and solutions.

F.	Anti-Trust and Fair Competition

Anti-trust and fair competition laws and regulations protect the competitive marketplace against restraint to fair competition. The competitive marketplace ensures that the greatest benefit can be realized by clients, members and suppliers. Anti-trust and fair competition laws are meant to prevent unfair restraints on trade or the abuse of a dominant market position. It is our policy to adhere to applicable anti-trust and fair competition laws in the markets in which we operate.

NewGenIvf personnel must take care to ensure that they do not enter into business contracts or take actions that violate, or give the appearance of violating, anti-trust laws. Specifically, when dealing with competitors:

●	Do not enter into agreements (formal or informal) or understandings which propose to, or give the appearance of, limiting competition, such as price fixing or allocations of clients, territories or contracts.

●	Do not enter into agreements (formal or informal) or understandings which propose to, or give the appearance of, sharing pricing information, price-related terms, sales terms or other conditions.

●	Do not discuss pricing with NewGenIvf competitors.

Violations to anti-trust law carry severe penalties for NewGenIvf and individuals involved, up to and including civil and criminal penalties. Anti-trust and fair competition laws can be complex; therefore, contact the General Counsel for approval of any business practice conducted on behalf of NewGenIvf that could be considered questionable.

G.	Competitive Information

We strive to outperform our competition fairly and honestly. Advantages over our competitors are to be obtained through superior performance of our solutions and services, not through unethical or illegal business practices.

If you access or disseminate competitive information as part of your job duties at NewGenIvf, consider the following guidelines:

●	Use only the appropriate means explicitly sanctioned by NewGenIvf to collect the information and if you have questions about proposed information gathering, you must consult your Vice President or the General Counsel;

●	Never lie or misrepresent yourself when collecting information; and

●	If you inadvertently receive confidential competitive information, do not use, copy or forward the information to others. Instead, promptly contact your Vice President or the General Counsel.

Employees involved in procurement have a special responsibility to adhere to principles of fair competition in the purchase of solutions and services by selecting suppliers based exclusively on normal commercial considerations, such as quality, cost, availability, service and reputation, and not on the receipt of special favors.

H.	Third Parties

NewGenIvf regularly interacts with third parties besides members and clients, including entities from which we purchase goods and services, such as suppliers, vendors, consultants, HCPs, clinics, and carriers. NewGenIvf seeks to work with these types of third parties that share our commitment to quality, cost effectiveness, responsiveness, and innovation. During the course of business with third parties, you may become privy to their confidential information and you must therefore protect this information from theft, misuse or improper disclosure. We must also honor all contractual commitments. It is also important to keep in mind that we may not hire a third party to do something we are not allowed to do ourselves.

IV.	Our Relationship with Regulators

A.	Interactions with Government Officials

It is possible that NewGenIvf may be contacted by government officials for such purposes as investigations, inspections, or requests for information. If you are contacted by a government official for any reason in the course of your official NewGenIvf duties, always be honest and polite, and contact your Vice President, the General Counsel or the Compliance Officer as soon as possible. If you are able, defer answering any specific questions or providing any information regarding NewGenIvf to the government official until you receive further instruction from your Vice President, the General Counsel or the Compliance Officer. NewGenIvf will cooperate with all government audits, investigations and requests for information, while protecting the legal rights of NewGenIvf.

No NewGenIvf personnel may ever offer, authorize, or provide anything of value to a government official that is intended to, or may be perceived as an attempt to, improperly influence such government official. Such behavior may run afoul of anti-bribery and corruption laws and regulations, and also violates NewGenIvf’s principles and this Code.

B.	Regulatory Affairs

We must abide by all applicable regulatory requirements to ensure that members have access to our services. This means acquiring the appropriate regulatory approvals and registrations prior to distributing our services in the marketplace. We strive to maintain open communication and a professional relationship with government regulators.

V.	Our Relationship with the Company & Shareholders

We have a responsibility to our shareholders to protect NewGenIvf’s corporate assets and integrity. Operating in compliance with applicable laws and regulations is operating in the best interest of NewGenIvf because such operations comply with our ethical standards and facilitate our business success. We will avoid conflicts of interest which undermine NewGenIvf’s integrity and/or objectivity. We will be transparent and forthright with appropriate parties about our operations and performance, and we will ensure the accuracy of information reported. Overall, we will uphold NewGenIvf values while conducting business within the letter and spirit of the law.

A.	Insider Trading

Those of us who have access to confidential (or “inside”) information are not permitted to use or share that information for stock trading purposes or for any other purpose except to conduct our business. All non-public information about NewGenIvf or about companies with which we do business is considered confidential information. To use material non-public information in connection with buying or selling securities, including “tipping” others who might make an investment decision on the basis of this information, is not only unethical, it is illegal. NewGenIvf personnel must exercise the utmost care when handling material inside information. Please refer to NewGenIvf’s Insider Trading Policy for more detailed information.

B.	Conflicts of Interest

As NewGenIvf personnel, we have a responsibility to NewGenIvf, our shareholders, our co-workers, and ourselves to avoid conflicts of interest. A conflict of interest arises when our own personal, social, financial, or political activities or interests may conflict with the interests of NewGenIvf. You are expected to use your best efforts for NewGenIvf’s success. Therefore, you should not engage in activities that present a conflict of interest to NewGenIvf, NewGenIvf’s reputation, your ability to perform your job, or your ability to make unbiased decisions. Even the appearance of a conflict of interest where none actually exists can be damaging and should be avoided.

Whether or not a conflict of interest exists or will exist can be unclear. If you have any questions about a potential conflict or if you become aware of an actual or potential conflict, and you are not an officer or director of NewGenIvf, you should discuss the matter with your Vice President, Human Resources, the Compliance Officer or General Counsel.

Managers and Human Resources may not authorize conflict of interest matters or make determinations as to whether a problematic conflict of interest exists without first seeking the approval of the General Counsel or Compliance Officer and providing the General Counsel or Compliance Officer with a written description of the activity. If the manager is involved in the potential or actual conflict, you should discuss the matter directly with the General Counsel or Compliance Officer. Executive officers and directors may seek authorizations and determinations from the Audit Committee of the Board of Directors.

Factors that may be considered in evaluating a potential conflict of interest are, among others:

●	whether it may interfere with the employee’s (or other personnel’s) job performance, responsibilities or workplace morale;

●	whether the employee (or other personnel) has access to confidential information;

●	whether it may interfere with the job performance, responsibilities or morale of others within the organization;

●	any potential adverse or beneficial impact on our business;

●	any potential adverse or beneficial impact on our relationships with our clients, vendors, or network physicians;

●	whether it would enhance or support a competitor’s position;

●	the extent to which it would result in financial or other benefit (direct or indirect) to the employee (or other personnel) or their family members;

●	the extent to which it would result in financial or other benefit (direct or indirect) to one of our clients, suppliers or other service providers; and

●	the extent to which it would appear improper to an outside observer.

Although no list can include every possible situation in which a conflict of interest could arise, the following are examples of situations that may, depending on the facts and circumstances, involve problematic conflicts of interests:

●	Employment by (including consulting for) or service on the board of a competitor, client or supplier or other service provider. Activity that enhances or supports the position of a competitor to the detriment of NewGenIvf is prohibited, including employment by or service on the board of a competitor. Employment by or service on the board of a client or supplier or other service provider is generally discouraged, and you must seek written authorization in advance if you plan to take such a position.

●	Owning (or potentially a family member owning), directly or indirectly, a significant financial interest in any entity that does business, seeks to do business or competes with us. In addition to the factors described above, other factors that may be considered are: the size and nature of the investment; the nature of the relationship between the other entity and NewGenIvf; the employee’s (or other personnel’s) access to confidential information and their ability to influence NewGenIvf decisions. If you would like to acquire a financial interest of that kind, you must seek written approval in advance.

●	Soliciting or accepting gifts (unless otherwise expressly permitted in limited circumstances under the Code), favors, loans or preferential treatment from any person or entity that does business or seeks to do business with us.

●	Soliciting contributions to any charity or for any political candidate from any person or entity that does business or seeks to do business with us.

●	Taking personal advantage of corporate opportunities.

●	Moonlighting (having a second job) without permission.

●	Conducting our business transactions with your family member (or person who is like a family member) or a business in which you have a significant financial interest. Material related party transactions involving any executive officer or director must be approved by the Audit Committee and will be publicly disclosed as required by applicable laws and regulations.

●	Exercising supervisory or other authority on behalf of NewGenIvf over a co-worker who is also a family member (or like a family member). The employee’s Vice President and/or the General Counsel or Compliance Officer will consult with the Human Resources department to assess the advisability of reassignment.

●	Loans to, or guarantees of obligations of, employees or their family members by NewGenIvf. Loans or guarantees could constitute an improper personal benefit to the recipients of these loans or guarantees, depending on the facts and circumstances. Some loans are expressly prohibited by law (e.g., any loan or advance to an executive officer). Any loan or guarantee to anyone other than an executive officer must be pre- approved in writing by the CEO.

C.	Gifts

Business gifts and entertainment are meant to create goodwill and sound working relationships and not to gain improper advantage with clients or facilitate approvals from government officials. The exchange, as a normal business courtesy, of meals or entertainment (such as tickets to a game or the theater or a round of golf) is a common and acceptable practice as long as it is not extravagant. Unless express permission is received from a manager at a level of SVP or above, the General Counsel, Compliance Officer or the Audit Committee, gifts and entertainment cannot be offered, provided or accepted by any personnel unless consistent with customary business practices and not (a) of more than token or nominal monetary value, (b) in cash, (c) susceptible of being construed as a bribe or kickback, (d) made or received on a regular or frequent basis or (e) in violation of any laws. This principle applies to our transactions everywhere in the world, even where the practice is widely considered “a way of doing business.” Personnel should not accept gifts or entertainment that may reasonably be deemed to affect their judgment or actions in the performance of their duties. Our clients, suppliers and the public at large should know that our judgment is not for sale.

Under some statutes, such as the U.S. Foreign Corrupt Practices Act, giving anything of value to a government official to obtain or retain business or favorable treatment is a criminal act subject to prosecution and conviction. Discuss with your Vice President, the General Counsel or Compliance Officer any proposed entertainment or gifts if you are uncertain about their appropriateness.

D.	Corporate Opportunities

You may not take personal advantage of opportunities for NewGenIvf that are presented to you or discovered by you as a result of your position with us or through your use of corporate property or information, unless authorized in writing by your Vice President, the General Counsel, Compliance Officer or the Audit Committee, as described above under Conflicts of Interest. Even opportunities that are acquired privately by you may be questionable if they are related to our existing or proposed lines of business. Significant participation in an investment or outside business opportunity that is directly related to our lines of business must be pre-approved in writing. You may not use your position with us or corporate property or information for improper personal gain, nor should you compete with us in any way.

E.	Corporate and Financial Books and Records; Financial Integrity; Public Reporting

The integrity of our records and public disclosure depends upon the validity, accuracy and completeness of the information supporting the entries in our books of account. Therefore, our corporate and business records should be completed accurately and honestly. The making of false or misleading entries, whether they relate to financial results or clinical trials or test results, is strictly prohibited. Our records serve as a basis for managing our business and are important in meeting our obligations to clients, suppliers, creditors, employees, HCPs and others with whom we do business. As a result, it is important that our books, records and accounts accurately and fairly reflect, in reasonable detail, our assets, liabilities, revenues, costs and expenses, as well as all transactions and changes in assets and liabilities. We require that:

●	no entry be made in our books and records that intentionally hides or disguises the nature of any transaction or of any of our liabilities or misclassifies any transactions as to accounts or accounting periods;

●	transactions be supported by appropriate documentation;

●	the terms of sales and other commercial transactions be reflected accurately in the documentation for those transactions and all such documentation be reflected accurately in our books and records;

●	personnel comply with our system of internal controls; and

●	no cash or other assets be maintained for any purpose in any unrecorded or “off-the- books” fund.

Our accounting records are also relied upon to produce reports for our management, stockholders and creditors, as well as for governmental agencies. In particular, we rely upon our accounting and other business and corporate records in preparing the periodic and current reports that we file with the Securities and Exchange Commission (the “SEC”). Securities laws require that these reports provide full, fair, accurate, timely and understandable disclosure and fairly present our financial condition and results of operations. Personnel who collect, provide or analyze information for or otherwise contribute in any way in preparing or verifying these reports should strive to ensure that our financial disclosure is accurate and transparent and that our reports contain all of the information about NewGenIvf that would be important to enable stockholders and potential investors to assess the soundness and risks of our business and finances and the quality and integrity of our accounting and disclosures. In addition:

●	no personnel may take or authorize any action that would intentionally cause our financial records or financial disclosure to fail to comply with generally accepted accounting principles, the rules and regulations of the SEC or other applicable laws, rules and regulations;

●	all personnel must cooperate fully with our Finance and Accounting Departments, as well as our independent public accountants and counsel, respond to their questions with candor and provide them with complete and accurate information to help ensure that our books and records, as well as our reports filed with the SEC, are accurate and complete; and

●	all personnel are prohibited from knowingly making (or causing or encouraging any other person to make) any false or misleading statement in any of our reports filed with the SEC or knowingly omitting (or causing or encouraging any other person to omit) any information necessary to make the disclosure in any of our reports accurate in all material respects.

In addition, non-financial records including time sheets, bills, expense reports, payroll records, and performance evaluations must also be maintained by proper means. False or misleading entries in such business records are expressly prohibited. An omission of a material entry is also considered to be an error. If at any time an error is identified in the information input into any official NewGenIvf records, it must be corrected immediately upon discovery. The error must be communicated to the proper internal and external parties as applicable.

F.	Record Retention

NewGenIvf will retain paper and electronic records as required by law. Records that do not have specific legal or finance retention guidelines are subject to retention periods as defined in NewGenIvf’s policies and procedures. All official NewGenIvf records may only be discarded in accordance with relevant retention requirements outlined in company procedures.

In the event of a current or potential lawsuit, audit, or internal investigation, you may be notified not to destroy or dispose of records pertaining to the subjects in question, known as a document hold, even if such destruction may be permissible under default document retention guidelines.

Compliance with document holds is vital to facilitate NewGenIvf’s ability to cooperate with government officials, participate in legal processes, and/or improve internal functions, as appropriate. If you are unsure of whether a document should or can be discarded, please contact the NewGenIvf Finance Department or the General Counsel.

G.	Confidential & Proprietary Information

One of our most important assets is our confidential information. It is imperative that any confidential or proprietary business information regarding NewGenIvf, as well as NewGenIvf’s trade secrets, be protected to ensure our success. It is our duty as NewGenIvf personnel to safeguard this confidential information. Confidential Information is information that is not in the public domain, and includes, but is not limited to:

●	Unpublished financial information including, but not limited to, financial models, sales and revenue information and pre-commercial product launch information.

●	Trade secrets, know-how.

●	Fee schedules, outcomes reporting and client reports

●	Operational and/or marketing plans, systems, techniques, information and budgets.

●	Non-public information pertaining to specific clients, including client information and client requirements and providers.

●	PHI and other personal information about members including but not limited to: names, emails, addresses, birth dates, social security numbers, diagnoses, information regarding the health care received by individuals, etc.

●	Information pertaining to NewGenIvf’s relationship with existing or potential strategic partners, suppliers, distributors, consultants and any other information that is not publicly available.

NewGenIvf personnel must maintain the privacy of confidential information pertaining to NewGenIvf’s business at all times. Confidential information known by NewGenIvf personnel must remain confidential both during and after employment with NewGenIvf (whether such termination is voluntary or involuntary). In order to maintain this confidentiality, NewGenIvf personnel must, by way of example: ensure proper electronic storage and transmission of such information; not disclose such information even to co-workers who do not have a need to know or to business partners or clients without appropriate permission; not store confidential information on personal laptops or devices; not discuss confidential information with family or personal friends; not discuss confidential information in public areas (like elevators, airports, restaurants) and quasi-public areas within NewGenIvf (such as the kitchen/lounge or restroom) secure papers containing confidential information; and ensure proper disposal of confidential information.

In addition to the above responsibilities, if you are handling information protected by any privacy policy published by NewGenIvf, such as our website privacy policy, and HIPAA policy then you must handle that information in accordance with the applicable policy.

Nothing in this section limits or modifies any other confidentiality obligations an employee may have under a separate agreement or NewGenIvf policy.

Any NewGenIvf personnel who improperly uses or discloses confidential information will be subject to disciplinary action, up to and including termination of employment and/or engagement and legal action, even if the person does not personally benefit from the disclosure.

H.	Company Assets

It is of utmost importance to protect company assets. These assets include company property, time, and resources. Ensuring proper use of these assets is important to ensuring profitability. We must all do our part to protect Company assets from misuse, theft, or diversion. You are responsible for the security and maintenance of Company assets entrusted to you such as, but not limited to, your computer, telephone and other Company equipment. For further information on the protection of Company assets, please contact the General Counsel or Compliance Officer.

I.	Communication Tools

You should make efficient and appropriate use of the communication tools provided to you by NewGenIvf, such as email, the internet, and the telephone, to accomplish business objectives.

Occasional personal use is permitted as long as it does not interfere with work productivity or result in a significant cost to the Company. You may never use company equipment or tools to contribute to a hostile or discriminatory workplace, or for illegal, pornographic, or obscene purposes. Use common sense and good judgment when using company-provided communication tools.

Unsolicited bulk communication, including phone calls, emails and texts are regulated by law in a number of jurisdictions. If you intend to send unsolicited bulk communications to persons outside of NewGenIvf, either while acting on our behalf or using our computing or communications equipment or facilities, you should contact your manager/Vice President and you must contact the General Counsel for approval.

J.	Social Media

Social media are digital technologies centered on the sharing of user-generated content and feedback. The use of social media presents unique opportunities for NewGenIvf to listen, learn and engage with members and clients. While social media is a great resource, it is not without risks and therefore its use is subject to certain rules and guidelines as further described in our Employee Handbook. NewGenIvf respects your right to engage in personal online activities when not performing services for NewGenIvf, but you must ensure that your postings do not cause harm to NewGenIvf or its reputation. To that end, use of social media should be responsible, honest, ethical and appropriate for our business. Carefully consider any message before posting it.

Only engage in social media on behalf of NewGenIvf if you have explicit approval from the EVP of Marketing or CEO to do so. If you have the authority to publish NewGenIvf content on social media, you may only publish content that complies with all NewGenIvf policies and procedures and has received all appropriate approvals. Content regarding NewGenIvf solutions must be truthful, balanced, and adequately supported by data. No NewGenIvf confidential information or PHI may ever be posted on social media. To the extent that any media inquiries or requests for information regarding NewGenIvf are posed to you via social media, refer such inquiries or requests to the EVP of Marketing and Communications or the CEO. All social media communications shall adhere to Company policies and procedures.

VI.	Our Relationship with the World

NewGenIvf is committed to the communities in which it does business. We recognize our responsibility to society and continuously seek to exceed societal expectations of corporations. We must provide an accurate and consistent message to the public when speaking of, or representing, NewGenIvf. It is through the commitment to our public image that we grow our competitiveness in the marketplace.

A.	Political Contributions and Activities

As NewGenIvf personnel, we are encouraged to engage in the political system as active citizens; however, such engagements should not be conducted in a way that it may be misconstrued as NewGenIvf support for a cause, elected official, political party, or candidate for office. Further, NewGenIvf personnel should avoid actions which put NewGenIvf at risk for violating campaign finance or election laws.

NewGenIvf personnel may not act on behalf of NewGenIvf in contributing to or endorsing any candidate or political party. As such, NewGenIvf personnel shall not work for a candidate or political party on NewGenIvf time. Similarly, NewGenIvf resources may not be used to support or protest a political candidate, issue, or party. Political campaigning may not be conducted on NewGenIvf property or with use of NewGenIvf equipment.

Questions with regard to political contributions and activities may be directed to the Compliance Officer or General Counsel.

B.	Media and Public Inquiries and Disclosures

NewGenIvf’s message to the public, including the media, must be accurate and consistent and done in a manner to ensure that all those with an interest in NewGenIvf will have equal access to information. Public communications include, but are not limited to, inquiries from the media, financial analysts or shareholders, government agencies and officials, press releases, and public speeches.

It is critical that all NewGenIvf personnel are aware of, and adhere to, guidelines regarding how NewGenIvf communicates with the public. Generally, no NewGenIvf personnel may issue a public statement about NewGenIvf, regardless of whether it is a published article, a press release, or a different type of communication, without first receiving approval from the EVP, Marketing/Communication or CEO of both the content and the recipient of such statement. This includes providing information “off the record”. Specifically, the disclosure of material information about NewGenIvf generally will be made only through press releases, SEC filings or other means reasonably designed to provide broad, non-exclusionary distribution of the information to the public. Please refer to NewGenIvf’s Corporate Disclosure Policy for more detailed information about the disclosure of NewGenIvf’ material non-public information regarding NewGenIvf.

External inquiries must be immediately referred to the appropriate party as designated below:

From the media	EVP, Marketing/Communication or CEO
From shareholders or financial analysts	EVP, Marketing/Communication or CFO
From government agencies and officials	General Counsel

C.	Charitable Contributions

As NewGenIvf personnel, we are encouraged to give back to the community; however, such contributions should not be conducted in such a way that they may be mistakenly misconstrued as NewGenIvf support for a given organization or cause. NewGenIvf personnel may not act on behalf of NewGenIvf in contributing to or endorsing any charitable organization. If a charitable contribution is to be made by NewGenIvf, it must first be approved by the Compliance Officer. This section does not apply to NewGenIvf grants made in accordance with NewGenIvf policies and procedures. Questions with regards to charitable contributions and activities may be directed to the Compliance Officer.

VII.	NewGenIvf’s Comprehensive Compliance Program

In support of NewGenIvf’s commitment to compliance, a comprehensive compliance program has been established to help NewGenIvf and its personnel meet their legal and ethical obligations as reflected in this Code and NewGenIvf policies and procedures (the “Compliance Program”). The Audit Committee of the Board of Directors has appointed a Compliance Officer, who is responsible for overseeing our Compliance Program, and is supported by Senior Management, the General Counsel and the Board of Directors. If there is no appointed Compliance Officer, the General Counsel shall perform the role of Compliance Officer.

Participation in, and support of, the Compliance Program is a condition of your employment or engagement with NewGenIvf. The success of the Compliance Program is dependent on adherence to the Compliance Program by each of us. Failure to adhere to the Code or any element of the Compliance Program may result in disciplinary action, up to and including immediate termination of your employment or engagement.

A.	Compliance Program Objectives

NewGenIvf strives to practice and promote legally compliant and ethical business practices in all of its activities. In support of this goal, the Compliance Program’s functions include:

●	Prevention, detection and correction of compliance violations by NewGenIvf personnel

●	Development, implementation and enforcement of policies and procedures regarding compliant business practices, including NewGenIvf’s policies on interactions with HCPs;

●	Monitoring and auditing compliance with applicable NewGenIvf policies and procedures;

●	Development and implementation of training programs regarding compliant business practices;

●	Establishment of open lines of communication for compliance questions, concerns and reports of misconduct;

●	Investigation of reported and suspected compliance issues or complaints;

●	Initiation of corrective action where necessary, including policy development and amendment, training and re-training, contract amendment and termination, and disciplinary action, up to and including termination of employment or engagement.

Any questions regarding compliant behavior, business practices policies and procedures, and the Compliance Program generally may always be directed to the Compliance Officer, the General Counsel or the Compliance Hotline.

VIII.	Asking Questions and Raising Concerns

You should seek advice anytime that you have questions about whether an action is lawful or complies with our Code. Depending on your level of comfort and the content of your question, you may seek input from the Compliance Officer, your manager, the SVP of People, EVP of Finance, or the General Counsel. If you prefer, you can ask questions or raise concerns anonymously through the Compliance Hotline. The Compliance Hotline is available to personnel 24 hours a day, seven days a week and is staffed by an outside organization. All submissions through the Compliance Hotline can be made anonymously and NewGenIvf will not track or identify callers, if the caller wishes to remain anonymous.

A.	Reporting

NewGenIvf personnel are required to promptly report any suspected misconduct, whether it be a suspected violation of our Code, Whistleblower Policy, any applicable law, or a NewGenIvf policy or procedure. Reporting potential misconduct may help NewGenIvf prevent or mitigate illegal, unethical, or inappropriate conduct. All reports are taken seriously and reviewed to determine whether an investigation is warranted.

If you reported suspected misconduct and you do not feel that the appropriate follow up action has been taken by NewGenIvf, please contact the Compliance Officer, General Counsel or the Compliance Hotline.

B.	Confidentiality and Non-Retaliation

Reports of suspected misconduct may be made anonymously; however, you are encouraged to identify yourself if you feel comfortable and appropriate doing so. Should you choose to identify yourself, every reasonable effort will be keeping your identity confidential. If you do not identify yourself, it may be more difficult to provide you with possible solutions or to inform you of follow up actions taken.

Retaliation against NewGenIvf personnel making compliance reports, raising concerns, or providing information during investigations in good faith will not be tolerated. Retaliation may take many forms, including but not limited to denial of benefits, termination, demotion, suspension, threats, harassment, or discrimination. Anyone who engages in retaliation against someone for asking questions or raising a compliance concern will face disciplinary action, up to and including termination. If you have been subject to retaliation, or know of someone who has, notify your manager, a member of the Senior Management team, the Compliance Officer or General Counsel.

NewGenIvf reserves the right to discipline any person who knowingly makes a false accusation of misconduct or provides NewGenIvf with false information during the course of an investigation.

C.	Investigations of Non-Financial Compliance Matters

The General Counsel is responsible for coordinating the investigation of reports of suspected misconduct under the Code, unless it relates to a Financial Compliance Matter, in which case it will be investigated pursuant to our Whistleblower Policy. Investigations will be conducted in a fair and timely manner and the confidentiality of the reporting party’s identity will be maintained to the extent possible.

Typically, an investigation will involve the collection and review of relevant documents or physical evidence and interviews of relevant witnesses. NewGenIvf personnel are expected to be truthful and fully cooperate with any compliance investigations into possible violations of applicable law, this Code or company policies. Any failure to do so will be grounds for disciplinary action, up to and including termination.

All investigations will be documented appropriately and in compliance with all applicable laws and NewGenIvf policies and procedures. Documents obtained or created in connection with any investigation will be kept in accordance with the Company’s document retention policy.

Upon conclusion, the person(s) making the complaint will be informed that the matter was investigated and instructed to report any perceived retaliation directly to the General Counsel.

D.	Corrective Actions and Discipline

If an investigation reveals that discipline and/or corrective action is needed, each will be overseen by the General Counsel as set forth in the investigation documentation.

NewGenIvf reserves the right to change this Code as it deems appropriate. Employees will be notified immediately of any changes.

Code of Conduct Certificate of Compliance

I have read, understand, and will comply with NewGenIvf’s Code of Business Conduct. I certify that, to the best of my knowledge, I am not violating, have not violated and am not aware of any unreported violations of NewGenIvf’s Code of Conduct.

If during this process you determine that you are aware of a compliance issue, you may list it below. Alternatively, you may sign this Certificate and then immediately report the issue to the head of your department, the Compliance Officer, General Counsel or to the Compliance Hotline where you may report the issue anonymously.

Compliance issue:

Print Name

Signature

Date